SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D/10A

Under the Securities Exchange Act of 1934 (Amendment No. 10)*

Sanuwave Health, Inc.
(Name of Issuer)
Common Stock, Par Value $0.001
(Title of Class of Securities)
80303D 107
(CUSIP Number)

David N. Nemelka
732 N. Main Street
Springville, UT 84663
(801) 361-4746
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 24, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d01(f) or 240.13d-1(g), check the following box. G.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80303D 107

1	Names of Reporting Persons David N. Nemelka
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) . (b) .
3	SEC Use Only
4	Source of Funds (See Instructions) PF and OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) .
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,682,378
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,682,378
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,682,378
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) .
13	Percent of Class Represented by Amount in Row (11) 2.7%
14	Type of Reporting Person (See Instructions) IN

ITEM 1.

Security and Issuer

This exit Amendment No. 10 to Schedule 13D (“Amendment No. 10”) relates to the shares of common stock, par value $0.001 (the “Common Stock”), of Sanuwave Health, Inc., a Nevada corporation (the “Issuer”).  Amendment No. 10 is being filed by David N. Nemelka (the “Reporting Person” or “Mr. Nemelka”) to amend and supplement the Items set forth below of the Reporting Person’s Schedule 13D filed with the Securities and Exchange Commission on October 20, 2010, as amended by Amendment No. 1 thereto filed on November 16, 2010, Amendment No. 2 thereto filed on November 26, 2010, Amendment No. 3 thereto filed on December 7, 2010, Amendment No. 4 thereto filed on April 12, 2011, Amendment No. 5 thereto filed on May 3, 2011, Amendment No. 6 thereto filed on January 19, 2012, Amendment No. 7 thereto filed on December 27, 2012, Amendment No. 8 thereto filed on January 14, 2013, and Amendment No. 9 thereto filed on June 6, 2014.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

As a result of the dispositions of Shares by the Reporting Person since the date of filing of Amendment 9 to the Schedule 13D on June 6, 2014, the Reporting Person is no longer the beneficial owner of 5% or more of the issued and outstanding shares of the Issuer’s common stock.  Therefore, this Amendment No. 10 constitutes the final amendment to the Reporting Person’s Schedule 13D and an exit filing for the Reporting Person.

ITEM 3

Source of Funds

Item 3 is hereby amended and supplemented by the following:

The Reporting Person has paid and satisfied the promissory note evidencing the loan made pursuant to the Loan and Security Agreement dated as of May 23, 2014 between the Reporting Person and Linley Ltd. (the “Holder”).  As a result, the Holder’s security interest in 3,700,000 shares of the Reporting Person’s common stock terminated and the shares were released to the Reporting Person.

ITEM 5.

Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented by the following:

(a)

As of the date hereof, the Reporting Person is the beneficial owner of 1,682,378 shares of Common Stock, representing approximately 2.7% of the Issuer’s outstanding Common Stock based on the 63,056,519 shares of Common Stock outstanding as of November 9, 2015 as reported in the Issuer’s Form 10-Q for the fiscal quarter ended September 30, 2015. In calculating the Reporting Person’s ownership percentage, shares of Common Stock which are subject to options, warrants, call agreements and other rights to purchase, exercisable within 60 days, have been treated as outstanding shares.  The shares of Common Stock beneficially owned by the Reporting Person consist of the following: (i) 605,000 shares held of record by McKinley Capital, Inc. Roth 401(k) Plan over which the Reporting Person acts as trustee; (ii) 767,378 shares held directly by the Reporting Person; and (iii) Class E Warrants held by the Reporting Person to purchase up to 310,000 shares of Common Stock at an exercise price of $4.00 per share at any time on or before April 11, 2016.

(b)

Number of shares of Common Stock as to which the Reporting Person has:

(i)

Sole power to vote or direct the vote:  1,682,378

(ii)

Shared power to vote or direct the vote:  0

(iii)

Sole power to dispose or direct the disposition:  1,682,378

(iv)

Shared power to dispose or direct the disposition:  0

(c)

The following constitute all transactions with respect to the Common Stock effected by the Reporting Person during the past sixty days, inclusive of any transactions effected through the close of business on December 30, 2015:

(i)

On November 27, 2015, the Reporting Person sold 5,000 shares in the open market at an average sales price per share of $0.0874, net of commissions and fees.

(ii)

On December 9, 2015, the Reporting Person sold 227,622 shares in the open market at an average sales price per share of $0.0868, net of commissions and fees.

(iii)

On December 24, 2015, the Reporting Person sold 1,500,000 shares in a private transaction for consideration of $0.07 per share.

(iv)

On December 28, 2015, the Reporting Person sold 1,500,000 shares in a private transaction for consideration of $0.07 per share.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2015

/s/ David N. Nemelka

David N. Nemelka